UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 2002


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from                        to
                                        ----------------------    -----

     Commission file number 33-94154

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Foamex L.P. 401(k) Savings Plan
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061
                                  610-859-3000

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Foamex International Inc.
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061
                                  610-859-3000

                              REQUIRED INFORMATION

The following financial statements for the Foamex L.P. 401(k) Savings Plan are being filed herewith:

Independent Auditors' Report                                                                                    6

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001                                7

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001       8

Notes to Financial Statements                                                                                   9

Supplemental Schedule:

     Schedule H, Part IV, Item 4i - Schedule of Assets Held for Investment Purposes
                                    as of December 31, 2002                                                    15



                               Page 2 of 16 Pages

                                   SIGNATURES




The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          FOAMEX L.P. 401(k) SAVINGS PLAN
                                          (Name of Plan)




Dated:  June 25, 2003                     By:  /s/ Gregory J. Christian
                                               --------------------------
                                               Gregory J. Christian
                                               Executive Vice President,
                                               General Counsel and Secretary



                               Page 3 of 16 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                              FINANCIAL STATEMENTS
            as of and for the years ended December 31, 2002 and 2001
                              SUPPLEMENTAL SCHEDULE
                             as of December 31, 2002
                                       and
                          INDEPENDENT AUDITORS' REPORT



                               Page 4 of 16 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                                                               Page


Independent Auditors' Report                                                                                    6

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001                                7

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001       8

Notes to Financial Statements                                                                                   9

Supplemental Schedule:

       Schedule H, Part IV, Item 4i - Schedule of Assets Held for Investment Purposes
                                      as of December 31, 2002                                                  15



                               Page 5 of 16 Pages

                          Independent Auditors' Report


To the Trustee and Participants of the
Foamex L.P. 401(k) Savings Plan
Linwood, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Foamex L.P. 401(k) Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
-------------------------------

Parsippany, New Jersey
June 27, 2003



                               Page 6 of 16 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                    December 31, 2002            December 31, 2001
                                                                    -----------------            -----------------
ASSETS:
Investments                                                            $60,427,508                 $68,327,622

Receivables:
   Employer contributions receivable                                       232,272                     258,539

   Participant contributions receivable                                          -                      68,314
                                                                       -----------                 -----------

   Total receivables                                                       232,272                     326,853
                                                                       -----------                 -----------


Total assets                                                            60,659,780                  68,654,475
                                                                       -----------                 -----------

LIABILITIES:
Administrative expenses payable                                             47,408                      45,214
                                                                       -----------                 -----------

Total liabilities                                                           47,408                      45,214
                                                                       -----------                 -----------

Net assets available for benefits                                      $60,612,372                 $68,609,261
                                                                       ===========                 ===========


                 The accompanying notes are an integral part of
                           the financial statements.

                               Page 7 of 16 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                    December 31, 2002            December 31, 2001
                                                                    -----------------            -----------------

ADDITIONS:

Investment income:
   Interest and dividends                                             $ 1,975,262                  $ 2,632,334

   Net depreciation in fair value of investments                      (10,651,973)                  (3,821,275)
                                                                      -----------                  -----------

     Total investment loss                                             (8,676,711)                  (1,188,941)
                                                                      -----------                  -----------


Contributions:
   Participants                                                         5,657,270                    5,687,391

   Employer                                                             1,018,130                    1,020,996

   Rollover                                                               301,768                      887,969
                                                                      -----------                  -----------

     Total contributions                                                6,977,168                    7,596,356
                                                                      -----------                  -----------

Transfers in, net                                                           8,999                            -
                                                                      -----------                  -----------

Total additions                                                        (1,690,544)                   6,407,415
                                                                      -----------                  -----------

DEDUCTIONS:

Deductions from net assets attributed to:
Benefits paid to participants                                           6,120,802                    5,262,465

Administrative expenses                                                   185,543                      164,099
                                                                      -----------                  -----------

Total deductions                                                        6,306,345                    5,426,564
                                                                      -----------                  -----------

Net increase/(decrease)                                                (7,996,889)                     980,851

Net assets available for benefits, beginning of year                   68,609,261                   67,628,410
                                                                      -----------                  -----------

Net assets available for benefits, end of year                        $60,612,372                  $68,609,261
                                                                      ===========                  ===========

                 The accompanying notes are an integral part of
                           the financial statements.


                               Page 8 of 16 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

     GENERAL

     The following description of the Foamex L.P. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan and is available to eligible employees of Foamex L.P. and Foamex Carpet Cushion, Inc. ("Foamex Carpet"). Foamex Carpet was converted into a limited liability company and was contributed to Foamex L.P. on March 25, 2002. The conversion to a limited liability company did not change the eligibility of Foamex Carpet employees to participate in the Plan. Eligible employees may enter the Plan on the first day of any month following thirty days from their date of hire. The Plan sponsor is Foamex L.P., which is an indirect majority-owned subsidiary of Foamex International Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     CONTRIBUTIONS

     Participants may contribute between 1% and 20% of their compensation, as defined, to the Plan subject to limitations of the Internal Revenue Code. In addition, participants who have attained age 50 may make pre-tax contributions that exceed the Internal Revenue Code limitations. The maximum additional annual contribution beginning in 2002 was $1,000 and will increase in $1,000 increments each year through 2006. Participants may also rollover distributions from other qualified plans.

     For most participants, the employer makes a quarterly matching contribution of $.25 for each $1.00 contributed by the participant, up to the first 4% of compensation (the "Company Match"). Participants employed by the employer on the last day of the quarter are eligible to receive the Company Match. For most participants, the employer is required to make an additional quarterly contribution equal to 25% of the participant's contribution invested in the Foamex Stock Fund, up to 4% of eligible pay. Certain union represented employees receive matching contributions in accordance with respective collective bargaining agreements. The Company Match is not available on the additional contributions available to participants who have attained age 50, discussed above. Participant accounts are charged with an allocation of administrative expenses.

     VESTING

     Non-union and some union participants are vested immediately in their contributions and the employer matching contributions plus actual earnings thereon. Some participants who are members of collective bargaining unions are vested in the employer matching contributions after five years of service. Forfeitures are used to reduce future employer matching contributions. There were no forfeitures during 2002 and $7,360 during 2001.

     PAYMENT OF BENEFITS

     Upon termination of employment, a participant (or their beneficiary) will receive a lump-sum amount equal to the value of their vested account balance, if the value of their vested account balance is less than $5,000. An election to defer the distribution until a later date (but no later than age 70 1/2 unless the participant remains an active employee) can be made for those participants whose account balance exceeds $5,000. Participants who were members of the former General Felt Industries, Inc. defined contribution plan may elect to receive their distributions upon termination in equal monthly installments over a period of time not to exceed the life expectancy of the participant or their beneficiary.

     PARTICIPANT LOANS

     Under certain circumstances, participants may borrow from their vested account balance a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have two loans outstanding at a time. The loans mature from one to five years or up to 20 years if used for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear a fixed interest rate of prime (as defined) plus 1%. The loan interest rate is established at the inception of the loan according to the Plan provisions.


                               Page 9 of 16 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN (continued)

     INVESTMENTS

     A separate account is maintained for each participant. Investment income of each fund is allocated to a participant's account based on the ratio of the participant's balance of the fund to all participating accounts of the fund. Plan investments, directed by the participants, are maintained in the funds and participant loans. Fund descriptions below are from fund brochures and other Plan documents.

       Janus Worldwide Fund - A fund that seeks long-term capital growth in a manner consistent with the preservation of capital. The fund invests primarily in common stocks of foreign and domestic companies. The fund has the flexibility to invest on a worldwide basis, in companies and organizations of any size. The fund normally invests in issuers from at least five different countries, including the United States; however, it may at times invest in fewer than five countries or even in a single country.

     Foamex Stock Fund - A fund that invests solely in Foamex International Inc. common stock. All such shares are purchased on the open market. In addition, the fund invests an amount in short-term investments to facilitate exchanges, withdrawals, loans and disbursements.

     PIMCO Total Return Fund-Administrative Class - A fund that seeks to provide high total return that exceeds general bond market indices. The fund invests in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years), investments may also include short- and long-maturity bonds.

     Morgan Stanley Institutional Fund Trust Mid Cap Growth Portfolio Adviser Class - A fund that seeks long-term capital growth. The fund invests mostly in common stocks of small- to mid-sized companies with market caps between $1 billion and $10 billion that are growing rapidly and are expected to continue to grow and perform well.

     Spartan(R) U.S. Equity Index Fund - A fund that seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) performance of common stock publicly traded in the United States. The fund invests at least 80% of assets in common stocks included in the S&P 500(R), which broadly represents the performance of common stocks publicly traded in the United States.

     Fidelity Growth Company Fund - A fund that seeks capital appreciation. The fund normally invests primarily in common stocks. The fund invests in companies that the fund manager believes have above-average growth potential. The fund may invest in securities of domestic and foreign issuers.

     Fidelity Balanced Fund - A fund that seeks income and capital growth consistent with reasonable risk. The fund normally invests approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when the outlook for the markets is neutral. The fund will invest at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stock). The fund may invest in securities of domestic and foreign issuers.

     Fidelity Low-Priced Stock Fund - A fund that seeks capital appreciation. The fund normally invests at least 65% of total assets in low-priced common stock ($35 or less at time of purchase), which can lead to investments in small and medium-sized companies. The fund may invest in securities of domestic and foreign issuers. The fund may invest in "growth" or "value" stocks or both. Effective July 31, 2002, the fund invests at least 80% of its assets in low-priced stocks.

     Fidelity Equity-Income II Fund - A fund that seeks reasonable income. The fund also considers the potential for capital appreciation. The fund normally invests at least 80% of total assets in income producing equity securities, which tends to lead to investments in large cap "value" stocks. The fund may potentially invest in other types of equity securities and debt securities, including lower-quality debt securities. The fund may invest in securities of domestic or foreign issuers.


                              Page 10 of 16 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN (continued)

     The Fidelity Freedom Funds(R) listed below are designed with target retirement dates and seek high total return. The Fidelity Freedom Funds(R) invest in other Fidelity mutual funds to provide moderate asset allocation. Each Fidelity Freedom Fund(R) is designed to become more conservative over time so participants can stay with the same fund before and after retirement.

          Fidelity Freedom 2000 Fund - A fund that seeks high total return for those retired around 2000. The fund invests approximately 21% in Fidelity stock mutual funds, 42% in Fidelity bond mutual funds and 37% in Fidelity money market mutual funds. The percentages represent anticipated target asset allocations at September 30, 2003.

          Fidelity Freedom 2010 Fund - A fund that seeks high total return for those planning to retire around 2010. The fund invests approximately 45% in Fidelity stock mutual funds, 45% in Fidelity bond mutual funds and 10% in Fidelity money market mutual funds. The percentages represent anticipated target asset allocations at September 30, 2003.

          Fidelity Freedom 2020 Fund - A fund that seeks high total return for those planning to retire around 2020. The fund invests approximately 70% in Fidelity stock mutual funds and 30% in Fidelity bond mutual funds. The percentages represent anticipated target asset allocations at September 30, 2003.

          Fidelity Freedom 2030 Fund - A fund that seeks high total return for those planning to retire around 2030. The fund invests approximately 82% in Fidelity stock mutual funds and 18% in Fidelity bond mutual funds. The percentages represent anticipated target asset allocations at September 30, 2003.

          Fidelity Freedom 2040 Fund - A fund that seeks high total return for those planning to retire around 2040. The fund invests approximately 90% in Fidelity stock mutual funds and 10% in Fidelity bond mutual funds. The percentages represent anticipated target asset allocations at September 30, 2003.

     Fidelity Retirement Money Market Portfolio - This money market mutual fund seeks to invest in U.S. dollar denominated money market securities and repurchase agreements for those securities, and may enter into reverse repurchase agreements. The fund also invests more than 25% of total assets in the financial services industry. An investment in this portfolio is not guaranteed or insured by the FDIC or any other government agency.

     Fidelity Managed Income Portfolio - A fund that seeks to preserve the principal investment, while earning interest income. The fund will try to maintain a stable $1 unit price. The fund is a collective trust (Note 4) and invests in investment contracts issued by insurance companies and other financial institutions and in fixed income securities as further described below. A portion of the fund is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the fund and for the repayment of principal when the contract matures. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the contract. Some investment contracts are structured solely as a general debt obligation of the issuer. Other investment contracts ("wrap contract") are purchased in conjunction with an investment by the fund in fixed income securities, which may include United States Treasury bonds, corporate bonds, mortgage-backed securities, asset-backed securities and bond funds.

     Institutional Investors' Stable Asset Fund - A fund that seeks to provide investors with a consistent rate of return while preserving capital and avoiding market risk. It is a tax-exempt collective investment trust (Note 4) that includes investments in investment contracts issued by insurance companies, banks, and other financial institutions, as well as cash and cash equivalents.

     The Plan provides for various investment options in mutual funds, which invest in any combination of stocks, bonds (fixed income) securities, other mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts


                              Page 11 of 16 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN (continued)

reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION - The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION -Fidelity Management Trust Company performs the function of trustee/custodian. Participant loans are stated at fair value. The Plan's remaining investments are stated at fair value as determined by published market quotes as of the date of valuation, with the exception of the collective trust investments, which are stated at contract value (Note 4).

     Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     ADMINISTRATIVE   EXPENSES  -   Administrative   expenses,   which   include
recordkeeping, trustee, legal, and other professional fees, were paid by the Plan for 2002 and 2001.

     NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS - Net appreciation (depreciation) in fair value of investments consists of realized gains and losses and the net unrealized appreciation (depreciation) of the Plan's investments.

     PAYMENT OF BENEFITS - Benefit payments are recorded when paid.

3.   INVESTMENTS

     The Plan's investments at December 31, 2002 and 2001 were as follows:

                                                                            2002                 2001
                                                                        -----------          -----------
       Fidelity Equity-Income II Fund (A) (B) (C)                       $15,503,655          $19,326,619
       Fidelity Managed Income Portfolio (A) (B) (C) (D)                 15,424,577           15,020,213
       Janus Worldwide Fund (B) (C)                                       5,294,527            7,746,522
       Fidelity Balanced Fund (A) (B) (C)                                 4,361,730            4,882,818
       Foamex Stock Fund (A) (B) (C)                                      3,974,666            7,020,696
       Spartan U.S. Equity Index Fund (A) (B) (C)                         3,241,599            4,164,748
       Fidelity Retirement Money Market Portfolio (A)                     2,388,144            1,162,736
       PIMCO Total Return Fund-Administrative Class Shares                1,780,035              789,898
       Fidelity Low-Priced Stock Fund (A)                                 1,705,085              941,817
       Fidelity Growth Company Fund (A)                                     618,091              770,932
       Fidelity Freedom 2010 Fund (A)                                       367,998              484,566
       Fidelity Freedom 2020 Fund (A)                                       360,652              303,960
       Morgan Stanley Institutional Fund Trust
         Mid Cap Growth Portfolio Adviser Class Shares                      352,951              527,159


                              Page 12 of 16 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


3.   INVESTMENTS (continued)

                                                                            2002                 2001
                                                                        -----------          -----------
       Fidelity Freedom 2030 Fund (A)                                       136,209              186,587
       Fidelity Freedom 2000 Fund (A)                                        68,940               87,963
       Fidelity Freedom 2040 Fund (A)                                        62,386               41,342
       Participant Loans (B) (C)                                          4,786,263            4,869,046
                                                                        -----------          -----------
         Total                                                          $60,427,508          $68,327,622
                                                                        ===========          ===========

(A)  Party-in-Interest.

(B) 2002 investment balance is greater than 5% of net assets available for benefits as of December 31, 2002.

(C) 2001 investment balance is greater than 5% of net assets available for benefits as of December 31, 2001.

(D)  See Note 4.

     During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) changed in value as follows:

                                               Increase/(Decrease)
                                              2002              2001
                                          -------------      -----------
     Mutual Funds                         $ (7,815,312)      $(6,098,323)
     Common Stock                           (2,836,661)        2,277,048
                                          ------------       -----------
       Net decrease                       $(10,651,973)      $(3,821,275)
                                          ============       ===========

4.   COLLECTIVE TRUST FUNDS

     The Plan was a party to benefit-responsive investment contracts in 2002 and 2001. Effective August 1, 2001, the assets of the Institutional Investors' Stable Asset Fund (Note 1) were transferred to the Fidelity Managed Income Portfolio (Note 1). Both of these funds are in the form of a collective trust. Collective trusts are credited with the earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The fund is reported in the financial statements at contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There is no immediate recognition of investment gains and losses on certain fixed income securities investments. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5.14% and 5.82% for 2002 and 2001, respectively.

5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     There are no reconciling items between amounts reported in the financial statements to amounts reported on Form 5500.

6.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management service totaled $183,219 and $186,824 during the years ended December 31, 2002 and December 31, 2001, respectively.


                              Page 13 of 16 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


7.   INCOME TAX STATUS

     On August 12, 1998, the Internal Revenue Service issued a determination letter that the Plan met the requirements of Section 401 of the Internal Revenue Code (the "Code") and was exempt from federal income taxes under Section 501(a) of the Code. The Plan was amended and restated effective as of January 1, 2001. On March 14, 2002, the Internal Revenue Service issued a determination letter that the amended and restated Plan meets the requirements of Section 401 of the Code and is exempt from federal income taxes under Section 501(a) of the Code. The Plan Administrator believes that the Plan is being operated in accordance with the provisions of the Plan and of the Code. Therefore, no provision for income taxes has been disclosed.


                              Page 14 of 16 Pages

                                                    SCHEDULE H, PART IV, ITEM 4i

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 2002

Party-in-                                                              Fair
Interest   Description of Investment                                   Value
--------   -------------------------                             -------------
  *        Fidelity Equity-Income II Fund                         $15,503,655

  *        Fidelity Managed Income Portfolio                       15,424,577

  N/A      Janus Worldwide Fund                                     5,294,527

  *        Fidelity Balanced Fund                                   4,361,730

  *        Foamex Stock Fund                                        3,974,666

  *        Spartan U.S. Equity Index Fund                           3,241,599

  *        Fidelity Retirement Money Market Portfolio               2,388,144

  N/A      PIMCO Total Return Fund-Administrative Class             1,780,035

  *        Fidelity Low-Priced Stock Fund                           1,705,085

  *        Fidelity Growth Company Fund                               618,091

  *        Fidelity Freedom 2010 Fund                                 367,998

  *        Fidelity Freedom 2020 Fund                                 360,652

  N/A      Morgan Stanley Institutional Fund Trust
              Mid Cap Growth Portfolio Adviser Class                  352,951

  *        Fidelity Freedom 2030 Fund                                 136,209

  *        Fidelity Freedom 2000 Fund                                  68,940

  *        Fidelity Freedom 2040 Fund                                  62,386

  N/A      Participant loans, maturing through 2022 at an annual
            interest rate of prime plus 1%. During 2002, interest
            rates ranged from 5.25% to 10.50%                       4,786,263
                                                                  -----------

       Total investments                                          $60,427,508
                                                                  ===========

*      Party-in-interest investment


                              Page 15 of 16 Pages

                          INDEPENDENT AUDITORS' CONSENT



We consent to the incorporation by reference in Registration Statement Number 33-94154 of Foamex International Inc. on Form S-8 of our report dated June 27, 2003 appearing in this Annual Report on Form 11-K of the Foamex L.P. 401(k) Savings Plan for the year ended December 31, 2002.



/s/ Deloitte & Touche LLP
--------------------------------

Parsippany, New Jersey
June 27, 2003


                              Page 16 of 16 Pages